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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company (Issuer))

EL SUB, INC.
A WHOLLY OWNED SUBSIDIARY OF
EARTHLINK, INC.
(OFFERORS)
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other Person))

Common Stock, $.0001 Par Value Per Share
(Title of Class of Securities)

709776108
(CUSIP Number of Class of Securities)

EarthLink, Inc.
1375 Peachtree Street, 7 North
Atlanta, GA 30329
(404) 815-0770
(Name, Address and Telephone Numbers of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With Copies To:
W. Tinley Anderson III, Esq.
Hunton & Williams
600 Peachtree Street, N.E., Suite 4100
Atlanta, GA 30308-2216
Telephone (404) 888-4000

Calculation of Filing Fee

Transaction Valuation:	Amount of Filing Fee:

Not Applicable	Not Applicable

/ /  Check box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

/x/  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  /x/  third-party offer subject to Rule 14d-1
  / /    issuer tender offer subject to Rule 13e-4.
  / /    going-private transactions subject to Rule 13e-3.
  / /    amendment to Schedule 13D under Rule 13d-2

        Check the following box if the filing is a final amendment reposting the results of the tender offer:    / /

EXHIBIT INDEX

EXHIBIT 99.1	Press Release dated June 10, 2002

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EXHIBIT INDEX